Exhibit 99.2

Draganfly Inc.

Consolidated Financial Statements

Years Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Draganfly Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Draganfly Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2018

Vancouver, Canada

March 27, 2023

F-1

Draganfly Inc.

Consolidated Statements of Financial Position

Expressed in Canadian Dollars

		December 31,	December 31,
As at	Notes	2022	2021

ASSETS
Current Assets
Cash and cash equivalents	4	$7,894,781	$23,075,713
Receivables	5	2,088,965	1,407,127
Inventory	6	1,055,942	3,390,822
Notes receivable	7	169,300	190,170
Prepaids	8	2,307,724	5,494,877
Total current assets		13,516,712	33,558,709

Non-current Assets
Goodwill	11	-	5,940,409
Equipment	10	404,691	297,043
Intangible assets	11	179,801	593,901
Investments	9	192,583	291,066
Notes receivable	7	-	964,006
Right of use assets	12	344,746	468,106
TOTAL ASSETS		$14,638,533	$42,113,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	14	$2,816,676	$799,139
Customer deposits		194,758	172,134
Deferred income	15	63,690	73,286
Loans payable	16	81,512	6,745
Derivative liability	17	57,314	5,560,002
Lease liabilities	13	133,962	110,481
Total current liabilities		3,347,912	6,721,787

Non-current Liabilities
Loans payable	16	5,059	86,572
Lease liabilities	13	244,681	378,642
TOTAL LIABILITIES		3,597,652	7,187,001

SHAREHOLDERS’ EQUITY
Share capital	17	83,600,089	81,038,365
Reserves – share-based payments	17	7,264,340	6,406,117
Accumulated deficit		(79,976,546)	(52,322,182)
Accumulated other comprehensive income (loss)		152,998	(196,061)
TOTAL SHAREHOLDERS’ EQUITY		11,040,881	34,926,239
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$14,638,533	$42,113,240

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 7, 17, 24)

Approved and authorized for issuance by the Board of Directors on March 27, 2023.

/s/ Scott Larson	/s/ Cameron Chell
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Draganfly Inc.

Consolidated Statements of Comprehensive Loss

Expressed in Canadian Dollars

		For the years ended December 31,
	Note	2022	2021
REVENUE
Sales of goods	18	$5,550,432	$5,103,399
Provision of services	18	2,054,627	1,950,466
TOTAL REVENUE		7,605,059	7,053,865

COST OF SALES	6	(6,814,384)	(4,410,777)

GROSS PROFIT		790,675	2,643,088

OPERATING EXPENSES
Amortization	11	179,482	135,966
Depreciation	10,12	593,277	175,098
Director fees	20	522,349	370,094
Insurance		3,722,237	2,962,767
Office and miscellaneous	19	5,397,961	6,455,998
Professional fees	20	6,821,583	4,445,949
Research and development		651,302	510,895
Share-based payments	17	3,311,024	3,952,595
Travel		396,388	143,904
Wages and salaries	20	6,105,020	2,768,010
		(27,700,623)	(21,921,276)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	3,17	5,502,688	8,149,812
Finance and other costs		44,345	5,074
Foreign exchange gain (loss)		745,102	362,448
Loss on disposal of assets	10	(10,755)	-
Loss on write-off of notes receivable	7	(309,385)	(891,471)
Government income		2,446	24,148
Write down of deposit	8	(228,572)	-
Loss on impairment of goodwill and intangibles	11	(6,454,914)	(4,579,763)
Other income (expense)		(35,371)	4,968
NET LOSS		(27,654,364)	(16,202,972)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		447,542	136,475
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	9	(98,483)	(332,640)
COMPREHENSIVE LOSS		$(27,305,305)	$(16,399,137)

Net loss per share
Basic & diluted		$(0.82)	$(0.59)
Weighted average number of common shares outstanding - basic & diluted		33,556,969	27,787,348

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Draganfly Inc.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2020	17,218,695	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205

Shares issued for acquisition of Vital	1,200,000	2,303,999	1,241,250	-	-	-	3,545,249
Shares issued for financing	11,584,657	36,092,187	-	-	-	-	36,092,187
Share issue costs	-	(4,678,821)	864,060	-	-	-	(3,814,761)
Shares issued for exercise of RSUs	448,660	1,752,052	(1,752,052)	-	-	-	-
Shares issued for exercise of warrants	1,939,534	4,929,790	-	-	-	-	4,929,790
Shares issued for exercise of stock options	405,499	1,937,866	(923,743)	-	-	-	1,014,123
Shares issued in lieu of cash	371,901	1,757,988	-	-	-	-	1,757,988
Share-based payments	-	-	3,952,595	-	-	-	3,952,595
Net loss	-	-	-	(16,202,972)	-	-	(16,202,972)
Change in fair value of equity investments at FVOCI	-	-	-	-	(332,640)	-	(332,640)
Translation of foreign operations	-	-	-	-	-	136,475	136,475

Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239
Shares issued for exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for exercise of warrants	16,538	87,170	-	-	-	-	87,170
Shares issued for the exercise of RSUs	1,072,595	2,427,801	(2,427,801)	-	-	-	-
Share issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	3,311,024	-	-	-	3,311,024
Net loss	-	-	-	(27,654,364)	-	-	(27,654,364)
Change in fair value of equity investments at FVOCI	-	-	-	-	(98,483)	-	(98,483)
Translation of foreign operations	-	-	-	-	-	447,542	447,542
Balance at December 31, 2022	34,270,579	$83,600,089	$7,264,340	$(79,976,546)	$(431,123)	$584,121	$11,040,881

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Draganfly Inc.

Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	For the year ended December 31,
	2022	2021

OPERATING ACTIVITIES
Net loss	$(27,654,364)	$(16,202,972)
Adjustments for:
Amortization	179,482	135,966
Depreciation	593,277	175,098
Change in fair value of derivative liability	(5,502,688)	(8,149,812)
Write down of inventory	1,976,514	-
Impairment of notes receivable	309,385	891,471
Impairment of goodwill and intangibles	6,454,914	4,579,763
Write down of deposit	228,572	-
Finance and other costs	(34,427)	(926)
Income from government assistance	-	(24,148)
Share-based payments	3,311,024	3,952,595
	(20,138,311)	(14,642,965)
Net changes in non-cash working capital items:
Receivables	(681,838)	(596,336)
Inventory	(150,241)	(2,157,203)
Prepaids	2,958,581	(3,401,868)
Trade payables and accrued liabilities	1,661,697	(1,044,133)
Customer deposits	22,624	(213,315)
Deferred income	(21,543)	51,186
Cash used in operating activities	(16,349,031)	(22,004,634)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash received	-	(466,643)
Purchase of equipment	(79,713)	(212,579)
Disposal of equipment	10,755	-
Purchase of intangible assets	(4,684)	-
Purchase of investments	-	(623,706)
Repayment (Issuance) of notes receivable	842,297	(2,002,678)
Cash provided by (used in) investing activities	768,655	(3,305,606)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	-	44,255,651
Share issue costs	(5,122)	(3,814,762)
Proceeds from issuance of common shares for warrants exercised	87,170	4,929,790
Proceeds from issuance of common shares for stock options exercised	26,875	1,014,123
Proceeds from issuance of loans	-	60,000
Repayment of loans	(6,746)	(48,747)
Repayment of lease liabilities	(150,275)	(128,996)
Cash provided by (used in) financing activities	(48,098)	46,267,059

Effects of exchange rate changes on cash	447,542	136,478
Change in cash	(15,628,474)	20,956,819
Cash and cash equivalents, beginning of year	23,075,713	1,982,416
Cash and cash equivalents, end of year	$7,894,781	$23,075,713
Cash and cash equivalents consist of the following:
Cash held in banks	$7,500,607	$22,729,212
Guaranteed investment certificate	394,174	346,501
	$7,894,781	$23,075,713

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

Share consolidation

During the year ended December 31, 2021 in conjunction with its Regulation A financing, the Company underwent a share consolidation at a 5-1 ratio. All reference to share, per share amounts, warrants, RSU’s and stock options in these financial statements have been retroactively restated to reflect the consolidation.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $79,976,546. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future . These factors indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2023.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Significant estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions about reported amounts at the date of the consolidated financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

F-6

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Impairment of Non-financial assets

The CGU’s recoverable amount is evaluated using the higher of the value in use and fair value less costs to sell. In determining the recoverable amount, the Company utilizes discounted cash flow techniques. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the recoverable amount estimate.

Share-based payments

The cost of share-based payment transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the stock option.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined with reference to the estimated selling price less costs to sell. The Company estimates selling price based upon assumptions about future demand and current and anticipated retail market conditions. The future realization of these inventories may be affected by future technology or other market- driven changes that may reduce future selling prices.

Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the consolidated financial statements.

Investments in Private companies

Where the fair value of investments in private companies recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair value and this value may not be indicative of recoverable value.

F-7

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Expected credit losses on trade receivables and notes receivable

When determining expected credit losses (“ECLs”), the Company considers the historic credit losses observed by the Company, customer-specific payment history and economic conditions. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL’s, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience, informed credit assessment ad forward-looking information

Useful lives of equipment and intangible assets

Estimates of the useful lives of equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Significant judgments

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s consolidated financial statements include:

Business combinations

The definition of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits.

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 – Business Combinations (“IFRS 3”) with respect to acquisitions (Note 3). IFRS 3 defines a business as having a system where inputs enter a process to produce outputs. The Company has determined that the acquisition of Dronelogics Systems Inc. and certain assets of Vital Intelligence Inc. are business combinations and, accordingly, have accounted for as such.

Other significant judgments

−	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
−	the classification of financial instruments;
−	the assessment of revenue recognition using the five-step approach under IFRS 15; and
−	the determination of the functional currency of the company.

Foreign currency translation

Transactions in foreign currencies are translated into the functional currency at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at the reporting period rate of exchange. Non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses resulting from foreign exchange adjustments are included in profit or loss.

F-8

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

The functional currencies of the parent company and each subsidiary are as follows:

Draganfly Inc.	Canadian Dollar
Draganfly Innovations Inc.	Canadian Dollar
Draganfly Innovations USA, Inc.	US Dollar
Dronelogics Systems Inc.	Canadian Dollar

Financial statements of subsidiaries for which the functional currency is not the Canadian dollar are translated into Canadian dollars as follows: all asset and liability accounts are translated at the year-end exchange rate and all revenue and expense accounts and cash flow statement items are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as exchange differences on translation of foreign operations in other comprehensive loss.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the grant date fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using a Black–Scholes Option Pricing Model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Amounts recorded for forfeited or expired unexercised options are transferred to deficit in the year of forfeiture or expiry. Amounts recorded for forfeited unvested options are reversed in the period the forfeiture occurs.

Restricted Share Units

The restricted share units (“RSUs”) entitle employees, directors, or officers to either the issuance of common shares or cash payments payable upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of the grant. On the grant date of RSUs, the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the RSUs are accounted for as liabilities, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. RSUs settled in common share are measured at the fair value of awards on the grant date using the prior days closing price. Amounts recorded for forfeited unvested RSUs are reversed in the period the forfeiture occurs. The expense is recognized on a graded vesting basis over the vesting period, with a corresponding charge to profit or loss.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, the Company incurred a loss and therefore basic loss per share equals diluted loss per share.

F-9

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Financial Instruments

Financial instruments are accounted for in accordance with IFRS 9 Financial Instruments: Classification and Measurement. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets/liabilities	Classification
Cash	Amortized cost
Accounts receivable	Amortized cost
Notes receivable	Amortized cost
Investments	Fair value through other comprehensive income
Accounts payable	Amortized cost
Customer deposits	Amortized cost
Loans payable	Amortized cost
Derivative liability	Fair value through profit or loss

a)	Financial assets

Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the cash flows are not solely principal and interest, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument by-instrument basis) to designate them as at FVTOCI.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are recorded to profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

F-10

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets

Financial assets are derecognized when the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recorded to profit or loss. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive loss.

b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

FVTPL - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Trade payables, customer deposits and loans are included in this category.

Derecognition of financial liabilities

Financial liabilities are derecognized when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are recognized in profit or loss.

Impairment of non-financial assets

The carrying amounts of the non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life;
●	an intangible asset not yet available for use; and
●	goodwill recognized in a business combination.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

F-11

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income taxes relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Inventory

Inventory consists of raw materials and finished goods for manufacturing of multi-rotor helicopters, industrial areal video systems, civilian small unmanned aerial systems or vehicles, health monitoring equipment, and wireless video systems. Inventory is initially valued at cost and subsequently at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. The Company reviews inventory for obsolete and slow-moving goods and any such inventory is written-down to net realizable value.

F-12

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and consulting services in the ordinary course of the Company’s business. Revenue is shown net of return allowances and discounts.

Sales of goods

The Company manufactures and sells a range of multi-rotor helicopters, industrial aerial video systems, and civilian small unmanned aerial systems or vehicles. Sales are recognized at a point-in-time when control of the products has transferred, being when the products are delivered to the customer and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location or picked up by the customer.

Revenue from these sales is recognized based on the price specified in the contract, net of the estimated discounts and returns. Accumulated experience is used to estimate and provide for the discounts and returns, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. To date, returns have not been significant. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Some contracts include multiple performance obligations, such as the manufacturing of hardware and support. Support is performed by another party and does not include an integration service. It is therefore accounted for as a separate performance obligation. In this case, the transaction price will be allocated to each performance obligation based on stand-alone selling price. Where is the stand-alone selling price is not directly observable, the price is estimated based on expect cost plus margin.

Services

The Company provides consulting, custom engineering, drones as a service, and investigating and solving on a project-by-project basis under fixed-price and variable price contracts. Revenue from providing services is recognized over time as the services are rendered.

Rental equipment

The Company provides rental of equipment which is measured based on rates through contracts or other written agreements with customers. Revenue is recognized in the period when services are performed and only when there is reasonable assurance that the revenue will be collected.

Deferred Revenue

A payment received is included as deferred revenue when products has yet be shipped to customers as of the period end. The amount to be recognized within twelve months following the year-end date is classified as current

Cost of Goods Sold

Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight costs, as well as provisions for reserves related to product shrinkage, or lower of cost and net realizable value adjustments as required.

Intangible Assets and Goodwill

An intangible asset is an identifiable asset without physical substance. An asset is identifiable if it is separable, or arises from contractual or legal rights, regardless of whether those rights are transferrable or separable from the Company or from other rights and obligations. Intangible assets include intellectual property, which consists of patent and trademark applications, brands and software.

Intangible assets acquired externally are measured at cost less accumulated amortization and impairment losses. The cost of a group of intangible assets acquired is allocated to the individual intangible assets based on their relative fair values. The cost of intangible assets acquired externally comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

F-13

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Intangible assets with finite useful lives are amortized on a straight line basis over the expected life of each intellectual property to write off the cost of the assets from the date they are available for use.

Class of intangible asset	Useful live
Customer relationship	5 years
Brand	5 years
Software	5 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Depreciation is generally calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. Depreciation for leasehold improvements is fully expensed over the expected term of the lease. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Computer equipment	30%
Furniture and equipment	20%
Leasehold improvements	Expected lease term
Vehicles	30%

Research and development expenditures

Expenditures on research are expensed as incurred. Research activities include formulation, design, evaluation and final selection of possible alternatives, products, processes, systems or services. Development expenditures are expensed as incurred unless the Company can demonstrate all of the following:

(i)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
(ii)	its intention to complete the intangible asset and use or sell it;
(iii)	its ability to use or sell the intangible asset;
(iv)	how the intangible asset will generate probable future economic benefits. The Company can also demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
(v)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
(vi)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

F-14

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONT’D)

Government Assistance

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as income in equal amounts over the expected useful life of the asset.

SR&ED Investment tax credits

The Company claims federal investment tax credits as a result of incurring scientific research and experimental development (“SR&ED”) expenditures. Federal investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Federal investment tax credits are accounted for as a reduction of research and development expense for items of a period expense nature or as a reduction of property and equipment for items of a capital nature. Management has made a number of estimates and assumptions in determining the expenditures eligible for the federal investment tax credit claim. It is possible that the allowed amount of the federal investment tax credit claim could be materially different from the recorded amount upon assessment by Canada Revenue Agency.

The Company claims provincial investment tax credits as a result of incurring SR&ED expenditures. Provincial investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Management has made a number of estimates and assumptions in determining the expenditures eligible for the provincial investment tax credit claim. The provincial investment tax credits are refundable and have been recorded as a SR&ED tax credit receivable, and as a reduction in research and development expenses on the statement of comprehensive loss. It is possible that the allowed amount of the provincial investment tax credit claim could be materially different from the recorded amount upon assessment by Canada Revenue Agency and the Alberta Tax and Revenue Administration.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate. A corresponding right-of-use (“ROU”) asset is recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease plus periods covered by an optional lease extension option if it is reasonably certain that the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

A lease modification is accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company’s incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

New accounting standards issued not yet effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

F-15

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

3. VITAL INTELLIGENCE ACQUISITION

On March 25, 2021, the Company acquired the assets of Vital Intelligence Inc. (“Vital”), a company that had developed a health/telehealth platform that could detect a number of key underlying respiratory symptoms. The Company acquired it for consideration of: (a) a cash payment of $500,000 and (b) 1,200,000 units of the Company with each unit being comprised of one common share and one warrant (the “Acquisition”). Each warrant will entitle the holder to acquire one common share for a period of 24 months following closing for $13.35 and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow with 300,000 units being released at closing with a value of the of $3,545,249 and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The units were issued on March 22, 2021. On August 19, 2021 the parties agreed to reduce the final payment from $250,000 to $227,984 due to certain assets listed in the purchase agreement had not been delivered by Vital.

The units of the Company are to be releasable from escrow in accordance with the terms and conditions of the agreement, as follows:

a)	300,000 units shall be released on the closing date;
b)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $2,000,000;
c)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $4,000,000; and
d)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $6,000,000.

Upon acquisition, the 900,000 shares held in escrow were classified as a derivative liability and were valued based upon:

●	A weighted average probability of achieving the milestones necessary to release the shares held in escrow, and
●	Discounted due to the lack of liquidity.

On acquisition, the fair value of the derivative liability (note 17) was $4,797,717. At December 31, 2022, the liability was revalued based upon new weighted average probabilities of achieving the revenue milestones. As a result, the fair value was adjusted to $57,314 (2021 – $694,230), with the difference flowing through profit or loss.

F-16

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

3.	VITAL INTELLIGENCE ACQUISITION (CONT’D)

Contingent consideration
Fair value of contingent consideration	$4,797,717
Change in fair value of contingent consideration	(4,103,487)
Contingent consideration at December 31, 2021	694,230
Change in fair value of contingent consideration	(636,916)
Contingent consideration at December 31, 2022 (note 17)	$57,314

The PPA is as follows:

Number of units of Draganfly Inc.	578,248
Fair value of units	$14.43
Fair value of units of Draganfly Inc.	$8,342,966
Cash portion of purchase price	466,643
Total	$8,809,609

Identifiable intangible assets
Brand	$23,000
Software	433,000
456,000

Goodwill	8,353,609
Total consideration	$8,809,609

Significant estimates were as follows:

●	Number of units issued based upon a weighted average calculation for the Company achieving the revenue targets.
●	Brand fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 0.25% and discount rate of 14.4% per annum.
●	Software fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 5.0% and discount rate of 14.4% per annum.

Furthermore, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired was recognized as goodwill, which primarily consisted of continued development of the technology platform integrating the latest technological developments.

4. CASH AND CASH EQUIVALENTS

	December 31, 2022	December 31, 2021
Cash held in banks	$7,500,607	$22,729,212
Guaranteed investment certificates	394,174	346,501
	$7,894,781	$23,075,713

F-17

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

4.	CASH AND CASH EQUIVALENTS (CONT’D)

On March 27, 2020, the Company purchased a $142,000 guaranteed investment certificate (“GIC”) to secure its credit cards for 1 year at a rate of 0.50% per annum. On March 27, 2021 the Company renewed the GIC for $142,710 for 1 year at a rate of 0.10% per annum. On March 27, 2022 the Company renewed the GIC for $142,852 for 1 year at a rate of 1.00% per annum. On August 23, 2022 the Company redeemed the renewed GIC for $143,436 and purchased a new GIC for $143,436 for 1 year at a rate of 4.5% per annum.

On May 28, 2021, the Company purchased an additional $140,000 GIC to further secure its credit cards. The terms of the GIC are for 1 year at a rate of 0.35% per annum. On May 30, 2022 the Company renewed the GIC for $140,493 for 1 year at a rate of 0.75% per annum. On August 23, 2022 the Company redeemed the renewed GIC for $140,738 and purchased a new GIC for $140,738 for 1 year at a rate of 4.5% per annum.

On December 21, 2021, the Company purchased an additional $50,000 USD GIC to further secure its credit cards. The terms of the GIC are for 1 year at 0.05% per annum. The $50,000 GIC was renewed for $50,018 USD on October 22nd, 2022 for five months at 0.05% per annum.

All GIC’s must be maintained and renewed upon maturity until such time as the associated credit cards are cancelled. At any time, the Company can redeem the GIC’s and correspondingly cancel the credit cards at its discretion.

5. RECEIVABLES

	December 31, 2022	December 31, 2021
Trade accounts receivable	$1,343,795	$951,314
Corporate taxes receivable	-	182,820
Taxes receivable	745,170	272,993
	$2,088,965	$1,407,127

6. INVENTORY

	December 31, 2022	December 31, 2021
Finished goods	$542,934	$3,017,363
Parts	513,008	373,459
	$1,055,942	$3,390,822

During the year ended December 31, 2022, $6,048,348 (2021 - $3,420,713) of inventory was recognized in cost of sales including an allowance to value its inventory for obsolete and slow-moving inventory of $1,976,514 (2021 - $nil).

Cost of sales consist of the following:

	December 31, 2022	December 31, 2021
Inventory	$6,048,348	$3,420,713
Consulting and services	730,170	679,345
Other	35,866	310,719
	$6,814,384	$4,410,777

F-18

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

7. NOTES RECEIVABLE

	Maturity Date	Rate	Principal	Interest	Accretion	(Impairment)/ Recovery	Repayments	Balance December 31, 2022
Note 1(1)	2023-03-31	0%	$190,396	$-	$12,764	$-	$(33,860)	$169,300
Note 2(1)	2024-09-22	5%	1,003,682	48,992	27,971	(1,080,645)	-	-
Note 3	2022-04-26	8%	-	37,177	-	771,260	(808,437)	-
Total			$1,194,078	$86,169	$40,735	$(309,385)	$(842,297)	$169,300

	Maturity Date	Rate	Principal	Interest	Accretion	(Impairment)/ Recovery	Repayments	Balance December 31, 2021
Note 1(1)	2022-10-21	0%	$180,597	$-	9,573	-	-	190,170
Note 2(1)	2024-09-22	5%	943,385	13,156	7,465	-	-	964,006
Note 3	2022-04-26	8%	750,000	21,260	-	(771,260)	-	-
Note 4(1)	2023-06-01	8%	114,833	5,378	-	(120,211)	-	-
Total			$1,988,815	$39,794	$17,038	$(891,471)	$-	$1,154,176

(1)	These notes are denominated in US dollars and are converted to Canadian dollars at the reporting date.

Note 1 was issued on April 4, 2021, is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss. The parties agreed on an amended maturity date, whereby $34,860 ($25,000 USD) was paid on October 21, 2022, the original maturity date, and the remaining balance will be paid January 21, 2023. Subsequent to the year ended December 31, 2022, the parties mutually agreed to extend the maturity date to March 31, 2023, with a partial repayment of $33,369 ($25,000 USD) due January 30, 2023.

Note 2 was issued on September 9, 2021, bears interest at 5%, is unsecured, and contains a conversion feature upon sale of the recipient. This note is measured at fair value through profit or loss. Management has determined that it is unlikely that the loan will be repaid or the Company will receive some other type of return. Therefore, the loan has been written down to $Nil.

Note 3 was issued on November 17, 2021 pursuant to letter of intent on an acquisition that the Company is no longer pursuing. The loan is interest bearing at 8% and was due April 26, 2022. At December 31, 2021, management determined that it was unlikely that either the loan would be repaid or the Company would receive some other type of return, therefore, the loan was written down to $nil. During the year ended December 31, 2022, the parties agreed on a repayment plan, with $550,000 paid upon execution of the agreement, and $258,437 the remaining balance including interest paid on November 22, 2022.

Note 4 bears interest at 8% and is secured by a general security agreement. At December 31, 2021, management determined that it is unlikely that either the loan will be repaid or the Company will receive some other type of return. Therefore, the loan was written down to $Nil.

8. PREPAIDS

	December 31, 2022	December 31, 2021
Insurance	$1,148,455	$2,938,246
Prepaid director fees	-	107,763
Prepaid interest	1,889	6,969
Prepaid marketing services	733,417	1,638,179
Prepaid rent	12,485	-
Prepaid subscriptions	29,194	35,687
Deposits(1)	382,284	768,033
	$2,307,724	$5,494,877

(1)	A deposit in the amount of $228,572 related to the purchase of Vital inventory was written off as there was uncertainty related to whether the Company would recover the value.

F-19

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

9. INVESTMENTS

Balance at December 30, 2020	-
Acquisitions	623,706
Change in fair value	(332,640)
Balance at December 31, 2021	291,066
Change in fair value	(98,483)
Balance at December 31, 2022	$192,583

Fair value of investments is comprised of:

Public company shares	$57,143
Private company shares	135,440
Balance at December 31, 2022	$192,583

Public company shares	$142,857
Public company warrants	21,429
Private company shares	126,780
Balance at December 31, 2021	$291,066

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expire on March 17, 2023. The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2022	December 31, 2021	March 10, 2020
Risk free interest rate	4.07%	0.91%	0.28%
Expected volatility	116.00%	124.09%	150.88%
Expected life	0.21 years	2 years	2 years
Expected dividend yield	0%	0%	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000. The Company considers if observable market data exists on a quarterly basis to value the investment. Since inception, the Company has not had any adjustments to the fair value of the investment based on observable market data.

F-20

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

10. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at December 31, 2020	$24,397	$171,606	$4,352	$29,967	$27,652	$257,974
Additions	29,713	170,866	-	-	12,000	212,579
Revaluation	-	-	-	-	(3,619)	(3,619)
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	60,240	528,080	-	-	-	588,320
Disposals	(18,688)	(36,099)	(4,352)	(29,967)	-	(89,106)
Balance at December 31, 2022	$95,662	$834,453	$-	$-	$36,033	$966,148

Accumulated depreciation
Balance at December 31, 2020	$12,392	$59,963	$3,220	$22,496	$6,033	$104,104
Charge for the year	12,899	42,314	1,132	2,241	7,201	65,787
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the year	32,627	433,855	-	-	3,435	469,917
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at December 31, 2022	$41,998	$502,790	$-	$-	$16,669	$561,457

Net book value:
December 31, 2021	$28,819	$240,195	$-	$5,230	$22,799	$297,043
December 31, 2022	$53,664	$331,663	$-	$-	$19,364	$404,691

11. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software (1)	Goodwill	Total
Cost
Balance at December 31, 2020	$41,931	$197,000	$-	$119,000	$2,166,563	$2,524,494
Additions	-	-	23,000	433,000	8,353,609	8,809,609
Impairment	-	-	-	-	(4,579,763)	(4,579,763)
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Additions	-	-	-	4,684	-	4,684
Foreign exchange translation	-	-	1,571	29,576	257,782	288,929
Impairment	-	-	(24,571)	(462,577)	(6,198,191)	(6,685,339)
Balance at December 31, 2022	$41,931	$197,000	$-	$123,683	$-	$362,614

Accumulated amortization
Balance at December 31, 2020	$41,931	$26,267	$-	$15,866	$-	$84,064
Charge for the year	-	34,147	3,450	98,369	-	135,966
Balance at December 31, 2021	41,931	60,414	3,450	114,235	-	220,030
Charge for the year	-	27,317	4,719	147,446	-	179,482
Foreign exchange translation	-	-	431	13,295	-	13,726
Impairment	-	-	(8,600)	(221,825)	-	(230,425)
Balance at December 31, 2022	$41,931	$87,731	$-	$53,151	$-	$182,813
Net book value:
December 31, 2021	$-	$136,586	$19,550	$437,765	$5,940,409	$6,534,310
December 31, 2022	$-	$109,269	$-	$70,532	$-	$179,801

(1)	Software acquired via acquisition of Vital and Dronelogics.

Brand

On March 25, 2021, the Company acquired the assets of Vital (note 3) and assigned $23,000 to the fair value of the brand.

Software

On March 25, 2021, the Company acquired the assets of Vital and assigned $433,000 to the fair value of the software.

Goodwill

On April 30, 2020, the Company acquired a 100% interest in Dronelogics, which included goodwill with a value of $2,166,563.

On March 25, 2021, the Company acquired the assets of Vital, which included goodwill. Goodwill was valued at $8,353,609.

F-21

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

11.	INTANGIBLE ASSETS AND GOODWILL (CONT’D)

On December 31, 2022 the Company performed its annual goodwill impairment test on Vital and Dronelogics. The Company determined the recoverable amount based on a value in use calculation using the following key assumptions:

●	5 year post tax cash flow projections expected to be generated based on a financial forecast with a terminal growth rate of 2% (2021 – 2%).
●	Budgeted cash flows calculated using a weighted average revenue EBITDA margin of 6.5% (2021 – 14%) for Dronelogics and 0% (2021 – 42%) for Vital respectively were estimated by management based on the past performance and future growth prospects as well as observed trends among comparable companies.
●	Cash flows were discounted at the weighted average cost of capital of 19% (2021 – 17%) for Dronelogics and 29% (2021 – 24%) for Vital based on peer group averages and adjusted for the Company’s risk factors.

Based on the annual goodwill impairment test, the Company determined that the goodwill for Dronelogics and Vital required impairment, as such the Company recorded an impairment charge of $2,166,563 (2021 – nil) for Dronelogics and $4,031,628 (2021 - $4,579,763) for Vital. In addition to the goodwill, the Company deemed that the brand and software for Vital required impairment, as such the Company recorded an impairment charge of $15,971 and $240,752 respectively.

The most sensitive inputs to the value in use model are the growth and discount rates. All else being equal:

●	A 10% reduction in the Value in use for the discounted cash flow model would result in a reduction of $104,248 for Dronelogics (2021 – $597,100) and $Nil for Vital (2021 - $570,133).

Changing the above assumption would have no impact on the carrying amount for Dronelogics and Vital.

12. RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2020	$242,967
Additions	447,242
Lease adjustment	(7,092)
Balance at December 31, 2021 and 2022	$683,117

Accumulated depreciation
Balance at December 31, 2020	$98,548
Charge for the year	109,311
Historical correction	7,152
Balance at December 31, 2021	$215,011
Charge for the year	123,360
Balance at December 31, 2022	$338,371

Net book value:
December 31, 2021	$468,106
December 31, 2022	$344,746

F-22

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

13. LEASE LIABILITES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 10.5%

Total
Balance at December 31, 2020	$158,124
Additions	440,675
Interest expense	26,964
Lease payments	(128,995)
Lease removal	(7,645)
Balance at December 31, 2021	$489,123
Interest expense	39,795
Lease payments	(150,275)
Balance at December 31, 2022	$378,643

Which consists of:
	December 31, 2022	December 31, 2021
Current lease liability	$133,962	$110,481
Non-current lease liability	244,681	378,642
Ending balance	$378,643	$489,123

Maturity analysis	Total
Less than one year	$147,340
One to three years	209,078
Four to five years	83,850
Total undiscounted lease liabilities	440,268
Amount representing interest	(61,625)
$378,643

14. TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Trade accounts payable	$751,422	$362,890
Accrued liabilities	2,031,545	402,540
Government grant payable	33,709	33,709
	$2,816,676	$799,139

15. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	December 31, 2022	December 31, 2021
Deferred income from customers	$58,457	$68,053
Deferred income from government	5,233	5,233
	$63,690	$73,286

F-23

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

16. LOANS PAYABLE

	December 31, 2022	December 31, 2021
Opening balance	$93,317	$97,916
Issuance of loans payable	-	60,000
Fair value adjustment	(4,891)	(24,576)
Repayment of loans payable	(6,746)	(44,428)
Accretion expense	4,891	4,405
Ending balance	$86,571	$93,317

	Start Date	Maturity Date	Rate	Carrying Value December 31, 2022	Carrying Value December 31, 2021
CEBA	2020-05-19	2023-12-31	0%	$37,383	$37,384
CEBA	2021-04-23	2023-12-31	0%	37,383	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	11,805	18,550
Total				$86,571	$93,317

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before December 31, 2023. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%. On December 4, 2020, the Government of Canada allowed for an expansion of the CEBA loan by $20,000, of which, an additional $10,000 is forgivable if the entire loan is repaid on or before December 31, 2023.

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before December 31, 2023. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

The CEBA loans are unsecured, and the vehicle loan is secured by the vehicle.

F-24

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $87,170.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 1,072,595 common shares for the vesting of restricted share units.

During the year ended December 31, 2021,

●	The Company issued 1,939,534 common shares for the exercise of warrants for $4,929,790.
●	The Company issued 448,660 common shares for the vesting of Restricted Share Units.
●	The Company issued 405,499 common shares for the exercise of stock options for $1,014,123.
●	The Company issued 371,901 common shares in lieu of cash for services rendered.
●	The Company issued 6,488,669 units for the Regulation A+ financing in the United States for proceeds of $18,815,485. Each unit is comprised of one common share and one share purchase warrant. These warrants had a fair value of $0.57 USD allocated to them, have an exercise price of $3.55 USD per warrant, each convert to one common share, and have a life of two years. The fair value of $8,261,511 was allocated to warrant derivative liability.
●	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
●	The Company issued 5,095,966 common shares in a private placement for $25,538,213.

F-25

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

17.	SHARE CAPITAL (CONT’D)

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at December 31, 2022, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	6.84	286,665	286,665
November 19, 2019	November 19, 2029	$2.50	6.89	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	7.33	85,000	85,000
April 30, 2020	April 30, 2030	$3.85	7.33	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	2.51	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	7.90	32,000	32,000
February 2, 2021	February 2, 2031	$13.20	8.10	30,000	20,000
March 8, 2021	March 8, 2026	$13.90	3.19	10,000	10,000
April 27, 2021	April 27, 2031	$10.15	8.33	147,666	50,326
September 9, 2021	September 9, 2026	$4.84	3.69	25,826	8,608
				877,157	752,599

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2020	1,193,659	$2.75
Exercised	(405,494)	2.50
Granted	247,826	10.12
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.15
Forfeited	(146,334)	4.77
Outstanding, December 31, 2022	877,157	$4.60

No options were granted by the Company for the year ended December 31, 2022

During the year ended December 31, 2021,

●	The Company granted 30,000 options to an employee. Each option is exercisable at $13.20 per share for 10 years.
●	The Company granted 10,000 options to a consultant. Each option is exercisable at $13.90 per share for 5 years.
●	The Company granted 182,000 options to employees and a consultant. Each option is exercisable at $10.15 per share for 10 years.
●	The Company granted 25,826 options to an employee. Each option is exercisable at $4.84 per share for 5 years.

During the year ended December 31, 2022, the Company recorded $502,837 (2021- $1,660,894) in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

F-26

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

17.	SHARE CAPITAL (CONT’D)

Year ended December 31,	2022	2021
Risk free interest rate	-	0.69%-1.40%
Expected volatility	-	111.87%-113.16%
Expected life	-	5 years
Expected dividend yield	-	0%
Exercise price	$-	$13.20-13.90

Volatility is calculated using the historical volatility method based on a comparative company’s stock price.

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

The aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Company for the sale of the securities) or amount of common shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) USD $1,000,000; (ii) 15% of the total assets of the Company, measured at the Company’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the common shares of the Company, measured at the Company’s most recent balance sheet date. At the election of the Board of Directors, upon each vesting date, participants receive (a) the issuance of common shares from treasury equal to the number of RSUs vesting, or (b) a cash payment equal to the number of vested RSUs multiplied by the fair market value of a common share, calculated as the closing price of the common shares on the CSE for the trading day immediately preceding such payment date; or (c) a combination of (a) and (b).

On the grant date of RSUs, the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the RSUs are accounted for as liabilities, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. The Company has a present obligation to settle in cash if the choice of settlement in shares has no commercial substance, or the Company has a past practice or a stated policy of setting in cash, or generally settles in cash whenever the counterparty asks for cash settlement. If no such obligation exists, RSUs are accounted for as equity settled share-based payments and are valued using the share price on grant date. Upon settlement:

a) If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) below.

b) If the Company elects to settle by issuing shares, the value of RSUs initially recognized in reserves is reclassified to share capital, except as noted in (c) below.

c) If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of shares that would otherwise have been issued, or the difference between the fair value of the shares and the amount of cash that would otherwise have been paid, whichever is applicable).

As at December 31, 2022, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2020	614,666
Vested	(448,660)
Issued	348,826
Outstanding, December 31, 2021	514,832
Vested	(1,072,595)
Issued	1,820,972
Forfeited	(64,334)
Outstanding, December 31, 2022	1,198,875

During the year ended December 31, 2022, 1,072,595 RSU’s fully vested according to the terms and the Company granted 1,820,972 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months from the grant date. In addition, 64,334 RSU’s were forfeited by employees who have left the Company.

During the year ended December 31, 2021, 323,661 RSUs fully vested according to the terms and the Company accelerated the vesting of 124,999 RSUs. The Company issued 348,826 RSUs to employees of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the year ended December 31, 2022, the Company recorded share-based payment expense of $2,808,187 (2021: $2,291,701) for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency and these warrants were not issued in exchange for services, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

F-27

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

17.	SHARE CAPITAL (CONT’D)

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at December 31, 2020	$748,634
Warrant issuance	8,261,511
Exercised	(98,048)
Change in fair value of warrants outstanding	(4,046,325)
Balance at December 31, 2021	$4,865,772
Change in fair value of warrants outstanding	(4,865,772)
Balance at December 31, 2022	$-

Derivative liability balance at	December 31, 2022	December 31, 2021
Warrants	$-	$4,865,772
Contingent consideration (note 3)	57,314	694,230
Ending balance	$57,314	$5,560,002

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price	Number of Warrants Outstanding at December 31, 2022	Fair Value at December 31, 2022	Number of Warrants Outstanding at December 31, 2021	Fair Value at December 31, 2021
November 30, 2020	US$ 3.55	-	$-	482,425	$182,262
February 5, 2021(1)	US$ 3.55	1,319,675	-	1,323,275	951,226
March 5, 2021(2)	US$ 3.55	5,142,324	-	5,154,321	3,732,284
July 29, 2021 (3)	US$5.00	250,000	-	250,000	-
September 14, 2021 (4)	US$5.00	4,798	-	4,798	-
		6,716,797	$-	7,214,819	$4,865,772

1)	Subsequent to December 31, 2022, the warrants expired on February 5, 2023.
2)	Subsequent to December 31, 2022, the warrants expired on March 5, 2023.
3)	The warrants expire July 29, 2024.
4)	The warrants expire September 14, 2024.

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2022	December 31, 2021
Risk free interest rate	4.07%	0.23%-0.95%
Expected volatility	91.66%-93.48%	70.95%-144.59%
Expected life	0.10-0.18 years	2-3 years
Expected dividend yield	0%	0%

Volatility is calculated using the historical volatility method.

F-28

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

17.	SHARE CAPITAL (CONT’D)

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2020	2,416,864	$2.95
Exercised	(1,939,534)	2.54
Forfeited	(6,000)	2.50
Issued	7,943,489	5.10
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.51
Expired	(481,484)	4.61
Outstanding December 31, 2022	7,916,797	$5.08

As at December 31, 2022, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price	Number of warrants outstanding
February 5, 2021	February 5, 2023	US$ 3.55	1,319,675
March 5, 2021	March 5, 2023	US$ 3.55	5,142,324
March 22, 2021	March 22, 2023	CDN$ 13.35	1,200,000
July 29, 2021	July 29, 2024	US$ 5.00	250,000
September 14, 2021	September 14, 2024	US$ 5.00	4,798
			7,916,797

The weighted average remaining contractual life of warrants outstanding as of December 31, 2022, was 0.47 years (December 31, 2021 – 1.20 years).

The 1,200,000 warrants issued on March 22, 2021 to acquire Vital, 900,000 of the warrants are currently held in escrow, to be released upon completion of the milestones (note 3).

18. SEGMENTED INFORMATION

The Company organizes its three segments based on product lines as well as a Corporate segment. The three segments are Drones, Vital (Vital Intelligence), and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV). The Vital segment derives its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance. The Corporate segment includes all costs not directly associated with the Drone and Vital segments. The Company aggregates the information for the segments by analyzing the revenue steam and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.)

December 31, 2022	Drones	Vital	Corporate	Total
Sales of goods	5,388,262	162,170	-	5,550,432
Provision of services	2,054,627	-	-	2,054,627
Total revenue	$7,442,889	$162,170	$-	$7,605,059
Segment loss	$9,929,789	$602,580	$12,926,884	$23,459,253
Finance and other costs	(3,529)	-	(40,816)	(44,345)
Depreciation	586,185	-	7,092	593,277
Amortization	179,482	-	-	179,482
Impairment of goodwill and intangibles	2,166,563	4,288,351	-	6,454,914
Change in fair value of derivative liability	-	-	(5,502,688)	(5,502,688)
Loss (recovery) on write-off of notes receivable	1,080,645	-	(771,260)	309,385
Loss on write down of inventory	251,754	1,724,760	-	1,976,514
Write down of deposit	-	228,572	-	228,572
Net loss for the year	$14,190,889	$6,844,263	$6,619,212	$27,654,364

December 31, 2021	Drones	Vital	Corporate	Total
Sales of goods	4,957,134	146,265	-	5,103,399
Provision of services	1,950,466	-	-	1,950,466
Total revenue	$6,907,600	$146,265	$-	$7,053,865
Segment loss	$7,819,739	$257,656	$10,498,164	$18,575,560
Finance and other costs	16,272	-	(21,346)	(5,074)
Depreciation	175,098	-	-	175,098
Amortization	135,966	-	-	135,966
Impairment of goodwill and intangibles	-	4,579,763	-	4,579,763
Change in fair value of derivative liability	-	-	(8,149,812)	(8,149,812)
Loss on write-off of notes receivable	-	-	891,471	891,471
Net loss for the year	$8,147,075	$4,837,419	$3,218,477	$16,202,972

Geographic revenue segmentation is as follows:	For the years ended December 31,
	2022	2021
Canada	$6,919,038	$4,982,373
United States	686,021	2,071,492
	$7,605,059	$7,053,865

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

F-29

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

19.	OFFICE AND MISCELLANEOUS

	For the years ended December 31,
	2022	2021
Advertising, Marketing, and Investor Relations	$4,431,818	$5,165,791
Compliance fees	152,826	432,874
Contract Work	441,798	300,975
Other	371,519	556,358
	$5,397,961	$6,455,998

20. RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2022, the company incurred fees of $442,485 (December 31, 2021 - $315,643). As at December 31, 2022, the Company was indebted to this company in the amount of $30,804 (December 31, 2021 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2022, the Company incurred fees of $566,487 (December 31, 2021 - $290,225). As at December 31, 2022, the Company was indebted to this company in the amount of $nil (December 31, 2021 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the Executive Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. On May 9, 2022, Scott Larson ceased to be President of the Company and entered into an agreement to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the consulting agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the year ended December 31, 2022, the Company incurred fees of $383,288 (December 31, 2021 - $205,191). As at December 31, 2022, the Company was indebted to this company in the amount of $20,745 (December 31, 2021 - $nil).

F-30

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

20. RELATED PARTY TRANSACTIONS (CONT’D)

Trade receivables/payables and accrued receivables/payables:

As at December 31, 2022, the Company had $nil (December 31, 2021 - $155,108) receivable from related parties outstanding that were included in accounts receivable and $51,549 (December 31, 2021 - $nil) payable from related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the year ended December 31, 2022 and 2021 included:

For the years ended December 31,	2022	2021
Director fees	$522,349	$370,094
Salaries	843,917	722,068
Share-based payments	2,106,906	2,475,949
	$3,473,172	$3,568,111

Other related party transactions

For the years ended December 31,	2022	2021
Management fees paid to a company controlled by CEO and director	566,487	290,225
Management fees paid to a company that the CEO holds an economic interest in	442,485	315,643
Management fees paid to a company controlled by the former President and director	383,288	205,691
	$1,392,260	$811,559

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and trade receivables. Trade receivables include balances of $920,062 that are past due with no corresponding allowance recorded. The majority of cash is deposited in bank accounts held with major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company does have past due outstanding receivables however the expected loss rate for undue balance is estimated to be nominal.

F-31

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities at December 31, 2022:

	1 year	1 – 5 years	More than 5 years
Trade payables and accrued liabilities	$2,816,676	$-	$-
Customer deposits	194,758	-	-
Deferred income	63,690	-	-
Loans payable	81,512	5,059	-
Derivative liability	57,314	-	-
Lease liability	133,962	244,681	-
	$3,347,912	$249,740	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following table summarizes the sensitivity of the fair value of the Company’s risk to foreign exchange rates, with all other variables held constant. Fluctuations of 10 percent in the foreign exchange rate between US dollars and Canadian dollars could have resulted in a change impacting net loss upon consolidation as follows:

	December 31, 2022	December 31, 2021
Foreign exchange rate	$969,977	$150,715

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

F-32

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the statements of financial position. These financial assets are measured at fair value through profit and loss.

December 31, 2022	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$57,143	$135,440	$-	$192,583
Notes receivable	-	-	169,300	169,300
Derivative liability	-	-	57,314	57,314
Total	$57,143	$135,440	$226,614	$419,197

December 31, 2021	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$164,286	$126,780	$-	$291,066
Notes receivable	-	1,154,176	-	1,154,176
Derivative liability	-	-	5,560,002	5,560,002
Total	$164,286	$1,280,956	$5,560,002	$7,005,244

Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of shareholders’ equity

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2021.

F-33

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

22. INCOME TAXES

The following table reconciles the expected income taxes at the Canadian statutory income tax rates to the amounts recognized in the statements of comprehensive loss for the years ended December 31, 2022, 2021:

	December 31, 2022	December 31, 2021
Loss before income taxes	$27,654,364	$16,202,972
Canadian statutory rates	27%	27%
Expected income tax recovery	7,338,900	4,196,600
Impact of different foreign statutory tax rates	-	34,900
Non-deductible items	(1,214,400)	116,400
Share issue costs	1,400	887,600
Adjustments to prior years provision versus statutory tax returns	(742,400)	376,500
Differences between prior year provision and final tax return	867,500	(206,000)
Change in deferred tax asset not recognized	(6,251,000)	(5,406,000)
Income tax	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2022	December 31, 2021
Deferred income tax assets (liabilities):
Share issuance costs	$568,000	$728,000
Non-capital losses	14,602,000	7,043,000
Property and equipment	953,000	449,000
Capital gain reserve	-	74,000
Scientific Research and Experimental Development	367,000	291,000
Total deferred income tax assets	$16,490,000	$8,585,000
Deferred income tax not recognized	(16,490,000)	(8,585,000)
Net deferred tax assets	$-	$-

The Company has non-capital loss carry forward of approximately $48,808,245 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the years 2036 to 2041.

F-34

Draganfly Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2022

Expressed in Canadian Dollars

23. SUPPLEMENTAL CASH FLOW DISCLOSURES

During the year ended December 31, 2022:

-	During the year ended December 31, 2022, $508,607 of inventory that was used for rental services was transferred to equipment.

During the year ended December 31, 2021:

-	The Company issued 371,901 common shares in lieu of cash for services rendered.
-	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.

24. SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company entered into an equity distribution agreement. The agreement will allow the Company from time to time, to distribute in an at-the-market offering (“ATM”) up to $15,000,000 (USD) in common shares. Draganfly intends to use the net proceeds from the ATM for general corporate purposes, including to fund ongoing operations, growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

From February 1, 2023 to February 17, 2023, the Company distributed 650,729 ATM shares under the ATM offering at an average price of 2.62 per share for net proceeds of $1,705,013.

F-35